Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces November 2025

Key Performance Indicators (KPIs)

Total Customers Served: 67,800 – Sales Per Customer: JPY 7,621 – Customer Repeat Ratio: 79.4%

Tokyo/Dec 22, 2025 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a holistic healthcare company based in Japan (the “Company”), today announced its major Key Performance Indicators, or KPIs, updated for the month of November 2025. Data is provided for all salons for which comparable financial and customer data is available and excludes certain salons where such information is not available.

Salon Operation Business

The following monthly KPIs provide insight into the business fundamentals and progress of the Company, updated for the month of November 2025:

The customer repeat ratio, which is one of our key indicators of customer loyalty, improved by approximately 1.9 percentage points year-over-year (from 77.5% to 79.4%), demonstrating continued expansion of our stable customer base.

Our Sales Per Customer remain high at ¥7,621 approximately ¥2,815 above the estimated industry average from the first half of 2024 of ¥4,806(*1).

•	Number of Salons: 294 salons as of November 2025.
•	Total Customers Served: 67,800 customers served in November 2025.
•	Sales per Customer: ¥7,621 on average during November 2025.
•	Customer Repeat Ratio: 79.4% in November 2025.
•	Operation Ratio: 43.9% for the month of November 2025.
•	Number of Salons with Data: 273 salons as of November 2025.

The number of salons with data decreases when the Company closes salons with data available and increases as the Company opens salons with such data or upgrades the customer management system in existing salons to provide such data.

	Number of Salons(*2)	Number of Salons with Data(*3)	Total Customers Served(*4)	Sales per Customer(*5)	Repeat Ratio(*6)	Operation Ratio(*7)
November-24	308	283	75,760	JPY 7,055	77.5%	44.6%
December-24	308	283	80,764	JPY 7,384	77.6%	45.9%
January-25	308	284	75,451	JPY 7,145	76.4%	44.8%
February-25	308	283	69,781	JPY 7,107	77.0%	45.5%
March-25	307	283	77,315	JPY 7,208	77.8%	45.6%
April-25	304	281	75,391	JPY 7,196	77.6%	45.4%

May-25	303	280	80,631	JPY 7,100	76.3%	46.1%
June-25	304	281	77,715	JPY 7,266	77.3%	46.3%
July-25	302	279	76,544	JPY 7,389	77.0%	44.8%
August-25	299	275	82,780	JPY 7,530	76.5%	48.4%
September-25	299	274	72,236	JPY 7,498	76.9%	44.9%
October-25	295	273	69,669	JPY 7,445	77.8%	43.3%
November-25	294	273	67,800	JPY 7,621	79.4%	43.9%

(*1) Industry average calculated based on weighted data from Recruit Co., Ltd., “Hot Pepper Beauty Academy – Beauty Census 2024 H1 (Relaxation Salon Edition).

(*2) Number of Salons: Includes the Company’s directly-operated salons and franchisees’ salons.

(*3) Number of Salons with Data: The number of salons for which comparable financial and customer data is available.

(*4) Total Customers Served: The number of customers served at salons for which comparable financial and customer data is available.

(*5) Sales Per Customer: The ratio of total salon sales to number of treated customers at all salons for which comparable financial and customer data is available.

(*6) Repeat Ratio: The ratio of repeat customer visits to total customer visits in the applicable month for all salons for which comparable financial and customer data is available.

(*7) Operation Ratio: The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month for all salons for which comparable financial and customer data is available.

* Repeat ratios shown in the chart above do not include salons in public bath houses. In November 2025, the repeat ratios for all salons and salons in public bathhouses only were 79.4% and 60.9%, respectively.

*As of January 2025, Wing Inc., a wholly-owned subsidiary of the Company that operates the Company’s salon management business, has changed its name to MEDIROM Wellness Co.

Health Tech Business (Lav®)

The Company offers a government-specific health guidance program (the “Program”) using Lav®, an on-demand training application developed by the Company. The Program is designed to be less burdensome for the users and is delivered through a completely remote support style using the web remote interview and chat function of Lav®. This approach helps to reduce the dropout rate of conventional specific health guidance programs.

The Program provides support to medical professionals, such as public health nurses, dietitians, etc., that assist eligible individuals (age between 40 and 74) who are at risk of developing lifestyle-related diseases that can be caused by an unbalanced diet, lack of sleep, lack of exercise, smoking, stress, and other factors, by reviewing their lifestyle habits through specific health checkups that focus on metabolic syndrome. The implementation of specific health checkups and specific health guidance has become mandatory for medical insurers in Japan, including national health insurance and employee health insurance providers, since April 2008.

The Ministry of Health, Labor and Welfare has set a nationwide target of at least 70% for specific medical checkup implementation rates and at least 45% for specific health guidance implementation rates. In fiscal year 2021, however, the medical checkup implementation rates and specific health guidance implementation rates were only 56.5% and 24.6%, respectively. As a result, the market for these services is expected to expand due to the government’s effort to achieve the set target implementation rates. According to a survey by the Japan Health Guidance Association, the utilization of Information and Communication Technology (ICT) has been increasing, and the adoption rate has exceeded 50% due to the impact of COVID-19 in recent years.

As of November 2025, the Company has entered into contracts with 102 corporate insurance associations, and the cumulative number of users of the Company’s Lav® app has exceeded 12,000 people, bringing the total to 12,020 individuals.

	Cumulative Number of Contracts with Corporate Insurance Associations(*1)	Cumulative Number of Users(*2)
November-24	96	8,515
December-24	97	8,816
January-25	97	9,117
February-25	97	9,405
March-25	98	9,701
April-25	100	10,062
May-25	100	10,392
June-25	101	10,651
July-25	101	10,842
August-25	101	10,951
September-25	101	11,234
October-25	101	11,678
November-25	102	12,020

(*1) Cumulative number of contracts with corporate insurance associations excluding the number of terminated contracts.

(*2) The total number of individuals who have started using specified health guidance offered by the Company as of the end of the applicable month.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

•	the Company’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
•	the Company’s ability to sell certain of its owned salons to investors, and receive management fees from such sold salons, on acceptable terms;
•	changes in Japanese and global economic conditions and financial markets, including their effects on the Company’s expansion in Japan and certain overseas markets;
•	the Company’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;

•	the fluctuation of foreign exchange rates, which affects the Company’s expenses and liabilities payable in foreign currencies;
•	the Company’s ability to hire and train a sufficient number of therapists and place them at salons in need of additional staffing;
•	changes in demographic, unemployment, economic, regulatory or weather conditions affecting the Tokyo region of Japan, where the Company’s relaxation salon base is geographically concentrated;
•	the Company’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
•	the financial performance of the Company’s franchisees and the Company’s limited control with respect to their operations;
•	the Company’s ability to raise additional capital on acceptable terms or at all;
•	the Company’s level of indebtedness and potential restrictions on the Company under the Company’s debt instruments;
•	changes in consumer preferences and the Company’s competitive environment;
•	the Company’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
•	the regulatory environment in which the Company operates.

More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Market and Industry Data

This press release contains references to market and industry data, which have been obtained or derived from publicly available information, market research reports, and/or industry publications and surveys. Industry publications and third-party research, surveys and studies generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe such information to be accurate, we have not independently verified the data from these sources.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 294 (as of Nov 30, 2025) relaxation salons across Japan, Re.Ra.Ku® being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business and launched new healthcare programs using an on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER

Bracelet®”. In 2023, MEDIROM launched REMONY®, a remote monitoring system for corporate clients, and has received orders from a broad range of industries, including nursing care, transportation, construction, and manufacturing, among others. MEDIROM hopes that its diverse health-related product and service offerings will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

■Contacts

Investor Relations Team

ir@medirom.co.j